EXHIBIT 99

Employee Stock Purchase Plan
Financial Statements
December 31, 1996 and 1995


Price Waterhouse LLP

REPORT OF INDEPENDENT ACCOUNTANTS

January 31, 1997

To the Participants and Administrative Committee of General Housewares Corp. Employee Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and of income and changes in plan equity present fairly, in all material respects, the financial condition of General Housewares Corp. Employee Stock Purchase Plan at December 31, 1996 and 1995, and the changes in its financial condition for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

STATEMENT OF FINANCIAL CONDITION

December 31,                                  1996               1995

PLAN ASSETS
Investments in employer's securities
  (cost, 1996 - $216,698; 1995 - $196,947)  $220,048           $154,827

LIABILITIES AND PLAN EQUITY
Liabilities                                 -                  -
Plan Equity                                 $220,048           $154,827


STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                                    Year             Year
                                    Ended            Ended
                                    December 31,     December 31,
                                    1996             1995

Dividend income                    $6,262           $4,584
Administrative expenses              (284)            (216)

Net dividend income                 5,978            4,368

Realized gain (loss) on
investments                         12,521          (4,344)
Unrealized appreciation
(depreciation) in
investments                         24,226          (68,425)

Participant contributions           84,861            61,465

Participant distributions          (62,365)         (21,253)
                                   --------         --------
Net increase (decrease) in
plan equity                         65,221         (28,189)

Plan equity at beginning
of period                           154,827          183,016
                                   --------         --------
Plan equity at end of period       $220,048         $154,827


NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The following description of the General Housewares Corp. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

ELIGIBILITY

All full time employees of General Housewares Corp. (the Company) who have completed three months of service will be eligible to participate and be a participant in the Plan at the beginning of the next calendar quarter subsequent to their completion of three months of service.

STOCK PURCHASES

First Chicago Trust Company of New York, the Custodian for the Plan, will purchase the Company's common stock either (1) in the open market, (2) from an employee desiring to dispose of his/her shares pursuant to the Plan or (3) from the Company. The Company will pay all brokerage fees on all purchases of common stock under the Plan.

The price at which shares of common stock will be purchased will be the lesser of: (a) 90% of the market value of the common stock on the first business day of the applicable calendar quarter, or (b) 90% of the market value of the common stock on the last business day of such calendar quarter.

The number of shares of common stock that will generally be purchased in each calendar quarter will be equal to the amount of payroll deductions made during such quarter plus any accumulated dividends divided by the purchase price of the common stock. Dividend reinvestments are subject to a 5% administration fee paid by the Plan.

WITHDRAWALS

An employee may withdraw part or all of his/her account balance at any time by giving written notice to the Plan. At December 31, 1996, approximately 1,128 shares of common stock had not been distributed to employees terminated in the fourth quarter of 1996.

PARTICIPANT ACCOUNTS

A stock purchase account shall be maintained by the Custodian in the name of each participant. Authorized payroll deductions shall be held by the Company and credited to the participant's stock purchase account at the end of each calendar quarter. Interest will not accrue or be paid on available funds or any other cash held in a participant's stock purchase account. All dividends paid on Company's common stock held in a participant's stock purchase account shall be used to purchase additional shares of the Company's common stock.


2. SUMMARY OF ACCOUNTING POLICIES

Quoted market prices are used to value investments.

3. INVESTMENTS

At December 31, 1996 and 1995 investments were comprised of 22,569 and 17,951 shares, respectively, of General Housewares Corp. Common Stock. The closing market price on December 31, 1996 and 1995 was $9.750 and $8.625 per share, respectively. Net unrealized appreciation (depreciation) of investments was $24,226 and $(68,425) in 1996 and 1995, respectively. Realized gain (loss) for 1996 and 1995 is calculated as follows:

                                      Year Ended           Year Ended
                                      Dec. 31, 1996        Dec. 31, 1995

           Cost (using FIFO basis)    $71,524              $27,378

           Unrealized appreciation
           (depreciation) recognized
           in prior years             (21,680)              (1,781)
                                      --------             --------
                                       49,844               25,597


           Sales proceeds              62,365               21,253
                                      --------             --------

           Realized gain (loss) recognized
           in current year             12,521              ($4,344)

4. FEDERAL INCOME TAXES
The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue code. As a result, participants are not subject to any tax at the time of the purchase of the Company"s common stock at a discount. A favorable letter of determination has not been requested or obtained from the Internal Revenue Service.